Exhibit 99.1

Ardagh Metal Packaging S.A. – Third Quarter 2024 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the third quarter ended September 30, 2024.

	Three months ended
	September 30, 2024	September 30, 2023	Change	Constant Currency

	($'m except per share data)
Revenue	1,313	1,294	1%	1%
Profit for the period	18	17
Adjusted EBITDA (1)	196	171	15%	15%
Earnings per share	0.02	0.02
Adjusted earnings per share (1)	0.08	0.06
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“Our strong business performance in the quarter delivered double-digit Adjusted EBITDA growth, ahead of guidance. Growth in the quarter was driven by favorable volume/mix, higher input cost recovery and lower operating costs. We are encouraged by the resilience in beverage consumption trends across our markets during the quarter and we expect that the beverage can will continue to outperform other packaging types - supported by customer innovation and the can’s positive credentials regarding circularity and decarbonisation. Our outperformance through the year versus initial expectations, particularly in Europe, gives us the confidence to further improve our full year guidance for Adjusted EBITDA to $650-660 million.”

●	Global beverage can shipments grew by 2% in the quarter with growth of 1% in the Americas and 2% in Europe. North America grew by 1%, versus a strong prior year comparable (+20%) - which benefited from the ramp-up of new capacity and strong growth in the energy drinks category, which softened in the current year. Brazil volumes also grew by 1% in the quarter, showing sequential improvement, but lagging a strong market due to customer and filling location mix effects.
●	Adjusted EBITDA of $196 million for the quarter was ahead of guidance and represents a 15% increase versus the prior year quarter, with a strong performance in both segments.
●	In the Americas Adjusted EBITDA for the quarter increased by 13% to $117 million driven by favorable volume/mix and lower operating costs.
●	In Europe Adjusted EBITDA for the quarter increased by 18% to $79 million, principally due to stronger input cost recovery and favorable volume/mix, partly offset by higher operating costs.
●	Strong liquidity position of $0.7 billion at September 30, 2024. This reflects a solid cash performance in the quarter as well as the completion and subsequent drawdown of the $300 million senior secured term loan facility, which is neutral to net leverage.
●	Net cash inflows in the fourth quarter are expected to drive further deleveraging and are expected to result in total liquidity at end 2024 of approximately $1 billion. Supportive debt maturity profile with no bonds maturing before June 2027.
●	Growth capex to reduce to below $100 million in 2024, with a further reduction anticipated in 2025.
●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.
●	2024 Adjusted EBITDA guidance improved: Full year shipments growth of 2-3% and Adjusted EBITDA in the range of $650-660 million (compared to previous Adjusted EBITDA guidance of $640-660 million).
●	Fourth quarter Adjusted EBITDA in the range of $142-152 million. This compares with Q4 2023 Adjusted EBITDA of $148 million ($151 million at constant currency), which included a strong double-digit shipments performance in the Americas.

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Financial Performance Review

Bridge of 2023 to 2024 Revenue and Adjusted EBITDA

Three months ended September 30, 2024

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	562	732	1,294
Organic	8	9	17
FX translation	2	—	2
Revenue 2024	572	741	1,313

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	67	104	171
Organic	11	13	24
FX translation	1	—	1
Adjusted EBITDA 2024	79	117	196

2024 margin %	13.8%	15.8%	14.9%
2023 margin %	11.9%	14.2%	13.2%

Nine months ended September 30, 2024

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	1,603	2,077	3,680
Organic	(8)	17	9
FX translation	24	—	24
Revenue 2024	1,619	2,094	3,713

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	180	272	452
Organic	18	35	53
FX translation	3	—	3
Adjusted EBITDA 2024	201	307	508

2024 margin %	12.4%	14.7%	13.7%
2023 margin %	11.2%	13.1%	12.3%

2

Group Performance

Group

Revenue increased by $19 million, or 1%, on a reported and constant currency basis, to $1,313 million in the three months ended September 30, 2024, compared with $1,294 million in the three months ended September 30, 2023, principally due to the pass through of higher input costs to customers, partly offset by unfavorable volume/mix effects (impact of IFRS 15 contract asset).

Adjusted EBITDA increased by $25 million, or 15%, on a reported and constant currency basis, to $196 million in the three months ended September 30, 2024, compared with $171 million in the three months ended September 30, 2023, principally due to higher input cost recovery, favorable volume/mix effects and lower operating costs.

Americas

Revenue increased by $9 million, or 1% to $741 million in the three months ended September 30, 2024, compared with $732 million in the three months ended September 30, 2023. The increase in revenue principally due to favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA increased by $13 million, or 13% to $117 million in the three months ended September 30, 2024, compared with $104 million in the three months ended September 30, 2023. The increase was primarily driven by favorable volume/mix effects and lower operating costs.

Europe

Revenue increased by $10 million, or 2%, on a reported and constant currency basis, to $572 million in the three months ended September 30, 2024, compared with $562 million in the three months ended September 30, 2023. The increase is principally due to the pass through of higher input costs to customers, partly offset by unfavorable volume/mix effects (impact of IFRS 15 contract asset).

Adjusted EBITDA increased by $12 million, or 18%, to $79 million in the three months ended September 30, 2024, compared with $67 million in the three months ended September 30, 2023. On a constant currency basis, Adjusted EBITDA increased by 16%, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its third quarter 2024 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on Thursday October 24, 2024. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1689344&tp_key=6f24950617

Conference call dial in:

United States/Canada: +1 800 289 0438
International: +44 330 165 4027
Participant pin code: 3134944

An investor earnings presentation to accompany this release is available at https://ir.ardaghmetalpackaging.com/

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,300 employees and had sales of $4.8 billion in 2023.

For more information, visit https://ir.ardaghmetalpackaging.com/

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended September 30, 2024 and 2023

	Three months ended September 30, 2024			Three months ended September 30, 2023
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,313	—	1,313	1,294	—	1,294
Cost of sales	(1,124)	(2)	(1,126)	(1,130)	(5)	(1,135)
Gross profit	189	(2)	187	164	(5)	159
Sales, general and administration expenses	(70)	(1)	(71)	(59)	(2)	(61)
Intangible amortization	(33)	—	(33)	(37)	—	(37)
Operating profit	86	(3)	83	68	(7)	61
Net finance expense	(50)	(4)	(54)	(49)	5	(44)
Profit before tax	36	(7)	29	19	(2)	17
Income tax charge	(11)	—	(11)	(6)	6	—
Profit for the period	25	(7)	18	13	4	17

Earnings per share
Basic and diluted earnings per share			0.02			0.02

5

Unaudited Consolidated Condensed Income Statement for the nine months ended September 30, 2024 and 2023

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	3,713	—	3,713	3,680	—	3,680
Cost of sales	(3,215)	(19)	(3,234)	(3,247)	(52)	(3,299)
Gross profit	498	(19)	479	433	(52)	381
Sales, general and administration expenses	(216)	(5)	(221)	(175)	(14)	(189)
Intangible amortization	(106)	—	(106)	(107)	—	(107)
Operating profit	176	(24)	152	151	(66)	85
Net finance expense	(153)	13	(140)	(148)	58	(90)
Profit/(loss) before tax	23	(11)	12	3	(8)	(5)
Income tax (charge)/credit	(7)	3	(4)	(1)	12	11
Profit for the period	16	(8)	8	2	4	6

Loss per share:
Basic and diluted loss per share			(0.02)			(0.02)

6

Unaudited Consolidated Condensed Statement of Financial Position

	At September 30, 2024	At December 31, 2023
	$'m	$'m
Non-current assets
Intangible assets	1,300	1,382
Property, plant and equipment	2,568	2,628
Other non-current assets	143	154
	4,011	4,164
Current assets
Inventories	380	469
Trade and other receivables	499	278
Contract assets	218	259
Income tax receivable	35	44
Derivative financial instruments	7	12
Cash, cash equivalents and restricted cash	393	443
	1,532	1,505
TOTAL ASSETS	5,543	5,669

TOTAL EQUITY	(88)	106

Non-current liabilities
Borrowings including lease obligations	3,920	3,640
Other non-current liabilities*	404	401
	4,324	4,041
Current liabilities
Borrowings including lease obligations	104	94
Payables and other current liabilities	1,203	1,428
	1,307	1,522
TOTAL LIABILITIES	5,631	5,563
TOTAL EQUITY and LIABILITIES	5,543	5,669

* Other non-current liabilities include liabilities for earnout shares of $11 million at September 30, 2024 (December 31, 2023: $23 million) and warrants of $1 million at September 30, 2024 (December 31, 2023: $2 million).

7

Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations (2)	200	215	199	289
Net interest paid	(18)	(14)	(111)	(96)
Settlement of foreign currency derivative financial instruments	(5)	2	(4)	(9)
Income tax (paid)/received	(8)	9	(19)	(6)
Cash flows from operating activities	169	212	65	178

Cash flows used in investing activities
Net capital expenditure	(34)	(82)	(132)	(304)
Cash flows used in investing activities	(34)	(82)	(132)	(304)

Cash flows received from/(used in) financing activities
Changes in borrowings	112	(65)	293	(7)
Deferred debt issue costs paid	(6)	—	(6)	(2)
Lease payments	(25)	(17)	(69)	(55)
Dividends paid	(66)	(66)	(198)	(197)
Cash flows received from/(used in) financing activities	15	(148)	20	(261)

Net increase/(decrease) in cash, cash equivalents and restricted cash	150	(18)	(47)	(387)

Cash, cash equivalents and restricted cash at beginning of period	236	182	443	555
Foreign exchange losses on cash, cash equivalents and restricted cash	7	(10)	(3)	(14)
Cash, cash equivalents and restricted cash at end of period	393	154	393	154

Financial assets and liabilities

At September 30, 2024, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Facilities*	3,616	—
Global Asset Based Loan Facility	—	314
Lease obligations	396	—
Other borrowings	48	—
Total borrowings / undrawn facilities	4,060	314
Deferred debt issue costs	(36)	—
Net borrowings / undrawn facilities	4,024	314
Cash, cash equivalents and restricted cash	(393)	393
Derivative financial instruments used to hedge foreign currency and interest rate risk	33	—
Net debt / available liquidity	3,664	707

* Includes Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

8

Reconciliation of profit for the period to Adjusted profit

	Three months ended September 30,
	2024	2023
	$'m	$'m
Profit for the period as presented in the income statement	18	17
Less: Dividend on preferred shares	(6)	(6)
Profit for the period used in calculating earnings per share	12	11
Exceptional items, net of tax	7	(4)
Intangible amortization, net of tax	26	29
Adjusted profit for the period	45	36

Weighted average number of ordinary shares	597.7	597.6

Earnings per share	0.02	0.02

Adjusted earnings per share	0.08	0.06

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit for the period	18	17	8	6
Income tax charge/(credit)	11	—	4	(11)
Net finance expense	54	44	140	90
Depreciation and amortization	110	103	332	301
Exceptional operating items	3	7	24	66
Adjusted EBITDA	196	171	508	452

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Adjusted EBITDA	196	171	508	452
Movement in working capital	10	53	(261)	(122)
Maintenance capital expenditure	(18)	(28)	(68)	(90)
Lease payments	(25)	(17)	(69)	(55)
Exceptional restructuring costs	(1)	—	(21)	—
Adjusted operating cash flow	162	179	89	185
Interest paid	(18)	(14)	(111)	(96)
Settlement of foreign currency derivative financial instruments	(5)	2	(4)	(9)
Income tax (paid)/received	(8)	9	(19)	(6)
Adjusted free cash flow - pre Growth Investment capital expenditure	131	176	(45)	74
Growth investment capital expenditure	(16)	(54)	(64)	(214)
Adjusted free cash flow - post Growth Investment capital expenditure	115	122	(109)	(140)

9

Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) Cash from operations for the three months ended September 30, 2024 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital inflows of $10 million (2023: inflows of $53 million) and other exceptional cash outflows of $6 million (2023: $9 million). Cash used in operations for the nine months ended September 30, 2024 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $261 million (2023: outflows of $122 million) and other exceptional cash outflows of $48 million (2023: $41 million).

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